UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             Orion HealthCorp, Inc.
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                                (Name of Issuer)


                              Class A Common Stock
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                         (Title of Class of Securities)


                                    68627W109
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                                 (CUSIP Number)


                                December 1, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / X / Rule 13d-1(b)

    /   / Rule 13d-1(c)

    /   / Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

06-0493340
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  /   /

      (b)  / X /

(3)   SEC Use Only

(4)   Citizenship or Place of Organization

New York
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Number of shares Beneficially Owned    (5) Sole Voting Power         17,330,632*
by Each Reporting Person With:
                                       -----------------------------------------
                                       (6) Shared Voting Power       0

                                       -----------------------------------------
                                       (7) Sole Dispositive Power    17,330,632*

                                       -----------------------------------------
                                       (8) Shared Dispositive Power  0

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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

17,330,632*
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(10)  Check if the Aggregate Amount in Row (9) Excludes Certain shares
      (See Instructions)

                           /     /
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(11)  Percent of Class Represented by Amount in Row (9)

14.12%*
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(12)  Type of Reporting Person (See Instructions)

IC
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Item 1.

(a)   Name of Issuer

Orion HealthCorp, Inc.
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(b)   Address of Issuer's Principal Executive Offices

1805 Old Alabama Road, Suite 350, Roswell, GA 33076
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



Item 2.

(a)   Name of Person Filing

Phoenix Life Insurance Company
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(b)   Address of Principal Business Office or, if none, Residence

One American Row, Hartford, CT 06115
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(c)   Citizenship

New York Corporation
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(d)   Title of Class of Securities

Class A Common Stock
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(e)   CUSIP Number

68627W109
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Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)      /   /   Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78c).

(b)      /   /   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      / X /   Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

(d)      /   /   Insurance company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

(e)      /   /   An investment adviser in accordance with section
                 240.13d-1(b)(1)(ii)(E).

(f)      /   /   An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)      /   /   A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h)      /   /   A saving association as defined in section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813).

(i)      /   /   A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3).

(j)      /   /   Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

17,330,632*
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(b)   Percent of class:

14.12%*
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(c)   Number of shares as to which the person has:

      (i)     Sole power to vote or to direct the vote

      17,330,632*
      --------------------------------------------------------------------------

      (ii)    Shared power to vote or to direct the vote

      0
      --------------------------------------------------------------------------

      (iii)   Sole power to dispose or to direct the disposition of

      17,330,632*
      --------------------------------------------------------------------------

      (iv)    Shares power to dispose or to direct the disposition of

      0
      --------------------------------------------------------------------------

*Beneficial ownership calculations are based on outstanding securities as represented to Phoenix Life Insurance Company by Orion HealthCorp, Inc. after giving effect to the transactions of December 1, 2006 and include Class A Common Stock of Orion HealthCorp, Inc. issuable upon conversion of Class D Common stock owned by Phoenix Life Insurance Company, as referred to below, and upon the exercise of the warrant owned by Phoenix Life Insurance Company referred to below. Phoenix Life Insurance Company entered into a Stock Purchase Agreement dated September 8, 2006 with Orion HealthCorp, Inc. and Brantley Partners IV, L.P., pursuant to which Phoenix Life Insurance Company and Brantley Partners IV, L.P. agreed to purchase shares of Orion HealthCorp, Inc.'s Class D Common Stock, par value $.001 per share. On December 1, 2006, the transactions contemplated by the Stock Purchase Agreement closed and Phoenix Life Insurance Company purchased 15,090,003 shares of the Class D Common Stock and Brantley Partners IV, LP purchased 8,749,942 shares of the Class D Common Stock. A Class A Common Stock Warrant Certificate for 1,421,629 shares of Class A Common Stock was issued to Phoenix Life Insurance Company by Orion HealthCorp, Inc. on December 1, 2006 pursuant to that certain Note Purchase Agreement dated September 8, 2006. To the extent a group may exist by virtue of the aforesaid Stock Purchase Agreement for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder (subject in all cases to Rule 13d-5(b)(2)), said group beneficially owns 88,538,828 shares of Class A Common Stock and the percent of class represented by such amount is 67.35%; neither member of said group has voting or dispositive power over the holdings of securities of the other member of said group issued by Orion HealthCorp, Inc.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION

         The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    January 5, 2007
                                    --------------------------------------------
                                                                            Date

                                    /s/ John H. Beers
                                    --------------------------------------------
                                                                       Signature

                                    John H. Beers, Vice President and Counsel
                                    --------------------------------------------
                                                                      Name/Title